Exhibit 99.2

Revenues

Our revenue in respect of employment services decreased by HKD1,253,289, or -19.9%, from HKD6,291,707 for the six months ended December 31, 2023 to HKD5,038,418 (US$648,637) for the six months ended December 31, 2024. The decrease was mainly contributed by a significant decrease in the amount of revenue generated from the PRC of HKD872,866 (US$112,371) and in the amount of revenue generated from the Taiwan of HKD611,961 (US$78,782). The decrease is compensated by the new business development in South Korea of an amount of HKD146,308 (US$18,835). The revenue per payroll transaction generated in the PRC and Taiwan decreased from approximately HKD7,400 for the six months ended December 31, 2023 to approximately HKD7,000 for the six months ended December 31, 2024. Meanwhile, the revenue per payroll transaction generated in the non-PRC and non-Taiwan areas decreased from approximately HKD6,900 for the six months ended December 31, 2023 to approximately HKD6,400 for the six months ended December 31, 2024. These declines are primarily attributed to substantial reductions in the monthly remuneration packages for seconded employees, coupled with a significant decrease in the number of transactions in the PRC and Taiwan of 173 (from 762 to 589). This situation has been exacerbated by intensified competition in the market, leading to pricing pressures and a shift in client preferences towards cost-effective solutions. Additionally, changing economic conditions have resulted in reduced demand for employment services, further impacting our revenue streams. Consequently, the drop in revenue from these regions has significantly affected the overall revenue generated by our employment services business.

Our revenue in respect of payroll outsourcing services decreased by HKD44,661, or -0.5%, from HKD8,730,735 for the six months ended December 31, 2023 to HKD8,686,075 (US$1,118,230) for the six months ended December 31, 2024. The decrease in overall revenue was primarily due to a decline in total revenue from the PRC, amounting to HKD117,136 (US$15,080). In contrast, there was an increase in aggregate revenue from non-PRC regions of HKD72,475 (US$9,330). Despite an increase of 2,835 payroll transactions in the PRC (from 47,936 to 50,771), the significant reduction in revenue per payroll transaction in PRC, from HKD166 to HKD155, has significantly impacted the revenue generated in PRC. This decline is a result of heightened competition in the market and changing worldwide economic conditions. Consequently, the reduction in revenue from the PRC impacted the overall revenue from our payroll outsourcing services.

Cost of revenues

Cost of revenues included in-country partner costs, net exchange difference, employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to pension scheme, staff training, staff allowance and recruitment fee. For the six months ended December 31, 2024, cost of revenues was HKD8,786,932 (US$1,131,215), increased by HKD1,235,074, 16.4% from HKD7,551,858 in the same period in 2023. The percentage of cost of revenues to revenue increased from 50.3% for the six months ended December 31, 2023 to 64.0% for the six months ended December 31, 2024. Such increase is driven by the additional year-end bonus to employees, decrease in revenue and yearly salary increments during the period.

Operating Expenses

The Group’s total operating expenses increased by HKD8,113,919 from HKD4,829,486 in the six months ended December 31, 2023 to HKD12,943,405 (US$1,666,312) in the six months ended December 31, 2024, driven by a significant increase in selling, general and administrative expenses during the current period, offset by an increase in reversal of provision of credit losses incurred.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted primarily of bank charge, building management fee, depreciation, insurance, Internet and IT service fee, meal and entertainment, office premises expenses, travelling, staff cost, legal and professional fees and others.

Selling, general and administrative expenses increased by HKD8,201,485 or 169.6% from HKD4,834,538 in the six months ended December 31, 2023 to HKD13,036,023 (US$1,678,235) in the six months ended December 31, 2024, which was mainly driven by the increase in legal and professional fee amounting to HKD713,422 and the increase in staff costs by HKD7,117,949 due to the yearly increment of salaries, salaries to the independent non-executive directors, additional year-end bonus and the discretionary bonuses to the directors and staffs.

Other income

Other income was primarily comprised of interest income, interest expenses and other income (expense). The total other income for the six months ended December 31, 2024 was HKD250,343 (US$32,228), compared to the total other income of HKD131,849 for the six months ended December 31, 2023. During the six months ended December 31, 2024, we recognized interest income, HKD339,072 (US$43,652), interest expenses, HKD34,181 (US$4,401) and other expense, HKD54,548 (US$7,023). For the six months ended December 31, 2023, we recognized interest income, HKD140,085, interest expenses, HKD19,068 and other income, HKD10,832.

Income tax expense

Income tax expense was HKD87,570 (US$11,275) for the six months ended December 31, 2024, as compared to HKD647,587 for the six months ended December 31, 2023. A decrease in our income tax expense by HKD560,017 or -86.5% is due to the decrease in our total revenues and significant increase in our cost of revenues and selling, general and administrative expenses before income taxes as discussed aforementioned.

Net income (loss)

As a result of the above discussed, the Group recorded a net loss of HKD7,843,071 (US$1,009,707) for the six months ended December 31, 2024, compared to a net income of HKD2,125,360 for the six months ended December 31, 2023. A significant increase in our net loss in the six months ended December 31, 2024 resulted from significant increase in our selling, general and administrative expenses in the six months ended December 31, 2024 as previously discussed.

GALAXY PAYROLL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2024	December 31, 2024
	HKD	HKD	US$
Assets
Current assets
Cash	$10,855,128	$32,576,692	$4,193,866
Accounts receivable, net	2,556,073	2,794,708	359,785
Prepayment, deposits and other receivables, net	2,787,564	20,408,289	2,627,327
Total current assets	16,198,765	55,779,689	7,180,978

Property and equipment, net	206,653	210,712	27,127
Right-of-use assets – operating lease	2,332,135	1,766,010	227,353
Deferred initial public offering (“IPO”) costs	7,334,123	-	-
Long-term rental deposit	514,815	502,808	64,731
Total non-current assets	10,387,726	2,479,530	319,211
Total assets	$26,586,491	$58,259,219	$7,500,189

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$14,466,134	$7,153,805	$920,968
Account payable	41,823	56,835	7,317
Income tax payable	3,258,920	2,417,249	311,192
Operating lease obligation	1,095,621	1,096,552	141,168
Total current liabilities	18,862,498	10,724,441	1,380,645

Other liability
Operating lease obligation, non-current portion	1,248,510	691,509	89,024
Total other liability	1,248,510	691,509	89,024
Total liabilities	20,111,008	11,415,950	1,469,669

Commitment and contingencies

Shareholders’ equity
Ordinary shares, US$0.000625 par value, authorized unlimited number of Ordinary Shares as of December 31, 2024 and June 30, 2024; 18,012,500 and 16,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively	77,630	87,682	11,288
Subscription receivable	(77,630)	-	-
Additional paid-in capital	40,000	48,293,749	6,217,253
Retained earnings (accumulated deficit)	6,381,130	(1,461,941)	(188,208)
Accumulated other comprehensive income (loss)	54,353	(76,221)	(9,813)
Total shareholders’ equity	6,475,483	46,843,269	6,030,520
Total liabilities and shareholders’ equity	$26,586,491	$58,259,219	$7,500,189

GALAXY PAYROLL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Revenues
Employment services	$6,291,707	$5,038,418	$648,637
Payroll outsourcing services	8,730,735	8,686,075	1,118,230
Total revenues	15,022,442	13,724,493	1,766,867

Cost of revenues	(7,551,858)	(8,786,932)	(1,131,215)

Operating expenses
Selling, general and administrative expenses	(4,834,538)	(13,036,023)	(1,678,235)
Reversal of provision for credit losses	5,052	92,618	11,923
Total operating expenses	(4,829,486)	(12,943,405)	(1,666,312)

Income (Loss) from operations	2,641,098	(8,005,844)	(1,030,660)

Other income
Interest income	140,085	339,072	43,652
Interest expense	(19,068)	(34,181)	(4,401)
Other income (expense)	10,832	(54,548)	(7,023)
Total other income	131,849	250,343	32,228
Income (Loss) before income tax	2,772,947	(7,755,501)	(998,432)

Income tax expense	(647,587)	(87,570)	(11,275)
Net income (loss)	$2,125,360	$(7,843,071)	$(1,009,707)

Foreign currency translation adjustment	7,242	(130,574)	(16,810)
Comprehensive income (loss)	$2,132,602	$(7,973,645)	$(1,026,517)

Weighted average number of ordinary shares
Basic	16,000,000	17,152,801	17,152,801

Earnings (Loss) per share
Basic	$0.13	$(0.46)	$(0.06)

4